U.S. Bancorp stockholders encouraged to submit their proxies for the Annual Shareholders’ Meeting

If you own shares of U.S. Bancorp stock, through your 401(k) account or otherwise, you should have recently received a proxy statement and proxy card in the mail. These materials describe the business that will be conducted at the U.S. Bancorp Annual Shareholders’ Meeting, and contain information about how to vote your shares. Don’t throw these materials away — every vote counts!

U.S. Bancorp’s Annual Shareholders’ Meeting will be held on April 20, 2004, in Los Angeles. Even if you are unable to attend, you should make your vote count by submitting your proxy before the meeting. It’s easy to vote by telephone or via Internet. Just have your proxy card handy and follow the instructions on the card. If you have misplaced your card, call our transfer agent at 888-778-1311 to get a replacement card, or call your broker if you hold your shares in a brokerage account.

Your vote is confidential. U.S. Bancorp’s vote tabulator is an independent third party, and has procedures in place to ensure the confidentiality of all votes.

The matters up for a vote this year are the election of five directors, ratification of the selection of our company’s auditors and three shareholder proposals. U.S. Bancorp’s management and Board of Directors have carefully reviewed the merits of the three shareholder proposals and recommend that you vote AGAINST them. These are listed as proposals three, four and five on your proxy card. The reasons for the board’s recommendations are described in detail in the proxy statement.

If you need a copy of the proxy statement, click here for a printable PDF version, or request a paper copy by calling the Investor Relations department at 612-303-0781.

Don’t waste your shareholder right to vote. Remember — every share and every vote counts!